UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

VCG Holding Corp.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

91821K101

(CUSIP Number)

Troy Lowrie
c/o VCG Holding Corp.
390 Union Blvd., Suite 540
Lakewood, CO 80228
 (303) 934-2424

E. Lee Reichert
Trygve E. Kjellsen
Kamlet Reichert, LLP
950 Seventeenth Street, Suite 2400
Denver, CO 80202
(303) 825-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 91821K101	Schedule 13D	Page 2 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Lowrie Management, LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

4,394,100*
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

4,394,100*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,394,100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 26.9%**
14.	TYPE OF REPORTING PERSON (See Instructions)
PN

* Lowrie Investment Management, Inc., in its capacity as the General Partner of Lowrie Management, LLLP, has voting and dispositive power of these shares on behalf of Lowrie Management, LLLP.

** The denominator is based on 16,337,707 shares of common stock, par value $0.0001 per share (“Common Stock”), of VCG Holding Corp. (the “Company”) outstanding as of July 19, 2010, which number represents the difference between 17,310,723 shares of Common Stock which were previously outstanding, as stated on the facing page of the Company’s Form 10-Q for the quarter ended March 31, 2010, less (a) 467,497 shares of  Common Stock that were transferred to the Company as partial consideration pursuant to the terms and conditions of an Asset Purchase Agreement between the Company and RCI Entertainment, Inc., and (b) 505,519 shares of Common Stock of the Company that were repurchased by the Company during the quarter ended June 30, 2010, each as described in the Company’s Form 8-K as filed with the Securities and Exchange Commission (the “SEC”) on July 19, 2010.

CUSIP No. 91821K101	Schedule 13D	Page 3 of 16 Pages
1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Lowrie Investment Management, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

4,394,100*
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

4,394,100*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,394,100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 26.9%**
14.	TYPE OF REPORTING PERSON (See Instructions)
CO

* Lowrie Investment Management, Inc., in its capacity as the General Partner of Lowrie Management, LLLP, has voting and dispositive power of these shares on behalf of Lowrie Management, LLLP.

** The denominator is based on 16,337,707 shares of Common Stock of the Company outstanding as of July 19, 2010, which number represents the difference between 17,310,723 shares of Common Stock of the Company which were previously outstanding, as stated on the facing page of the Company’s Form 10-Q for the quarter ended March 31, 2010, less (a) 467,497 shares of  Common Stock of the Company that were transferred to the Company as partial consideration pursuant to the terms and conditions of an Asset Purchase Agreement between the Company and RCI Entertainment, Inc., and (b) 505,519 shares of Common Stock of the Company that were repurchased by the Company during the quarter ended June 30, 2010, each as described in the Company’s Form 8-K as filed with the SEC on July 19, 2010.

CUSIP No. 91821K101	Schedule 13D	Page 4 of 16 Pages
1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Troy Lowrie
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

549,189
8. SHARED VOTING POWER

4,394,100*
9. SOLE DISPOSITIVE POWER

549,189
10. SHARED DISPOSITIVE POWER

4,394,100*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,943,289**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 30.3%**
14.	TYPE OF REPORTING PERSON (See Instructions)
IN

* Lowrie Investment Management, Inc., in its capacity as the General Partner of Lowrie Management, LLLP, has voting and dispositive power of these shares on behalf of Lowrie Management, LLLP.  Mr. Lowrie is the President of Lowrie Investment Management, Inc., the General Partner of Lowrie Management, LLLP.

** Includes 4,394,100 shares owned by Lowrie Management, LLLP.  Mr. Lowrie is the President of Lowrie Investment Management, Inc., the General Partner of Lowrie Management, LLLP.

*** The denominator is based on 16,337,707 shares of Common Stock of the Company outstanding as of July 19, 2010, which number represents the difference between 17,310,723 shares of Common Stock of the Company which were previously outstanding, as stated on the facing page of the Company’s Form 10-Q for the quarter ended March 31, 2010, less (a) 467,497 shares of  Common Stock of the Company that were transferred to the Company as partial consideration pursuant to the terms and conditions of an Asset Purchase Agreement between the Company and RCI Entertainment, Inc., and (b) 505,519 shares of Common Stock of the Company that were repurchased by the Company during the quarter ended June 30, 2010, each as described in the Company’s Form 8-K as filed with the SEC on July 19, 2010.

CUSIP No. 91821K101	Schedule 13D	Page 5 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
The Vali Lou Lowrie-Reed Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

826,907**
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

826,907**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
826,907
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 5.1%***
14.	TYPE OF REPORTING PERSON (See Instructions)
OO*

* The Reporting Person is a trust administered under the laws of the State of Colorado.

** Vali Lou Lowrie-Reed, in her capacity as Trustee of The Vali Lou Lowrie-Reed Trust, has voting and dispositive power of these shares on behalf of The Vali Lou Lowrie-Reed Trust.

*** The denominator is based on 16,337,707 shares of Common Stock of the Company outstanding as of July 19, 2010, which number represents the difference between 17,310,723 shares of Common Stock of the Company which were previously outstanding, as stated on the facing page of the Company’s Form 10-Q for the quarter ended March 31, 2010, less (a) 467,497 shares of  Common Stock of the Company that were transferred to the Company as partial consideration pursuant to the terms and conditions of an Asset Purchase Agreement between the Company and RCI Entertainment, Inc., and (b) 505,519 shares of Common Stock of the Company that were repurchased by the Company during the quarter ended June 30, 2010, each as described in the Company’s Form 8-K as filed with the SEC on July 19, 2010.

CUSIP No. 91821K101	Schedule 13D	Page 6 of 16 Pages
1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Vali Lou Lowrie-Reed
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

826,907*
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

826,907*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
826,907
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 5.1%**
14.	TYPE OF REPORTING PERSON (See Instructions)
IN

* Vali Lou Lowrie-Reed, in her capacity as Trustee of The Vali Lou Lowrie-Reed Trust, has voting and dispositive power of these shares on behalf of The Vali Lou Lowrie-Reed Trust.

** The denominator is based on 16,337,707 shares of Common Stock of the Company outstanding as of July 19, 2010, which number represents the difference between 17,310,723 shares of Common Stock of the Company which were previously outstanding, as stated on the facing page of the Company’s Form 10-Q for the quarter ended March 31, 2010, less (a) 467,497 shares of  Common Stock of the Company that were transferred to the Company as partial consideration pursuant to the terms and conditions of an Asset Purchase Agreement between the Company and RCI Entertainment, Inc., and (b) 505,519 shares of Common Stock of the Company that were repurchased by the Company during the quarter ended June 30, 2010, each as described in the Company’s Form 8-K as filed with the SEC on July 19, 2010.

CUSIP No. 91821K101	Schedule 13D	Page 7 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Tom O’Hara
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

602,724
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

602,724
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
602,724
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 3.7%*
14.	TYPE OF REPORTING PERSON (See Instructions)
IN

* The denominator is based on 16,337,707 shares of Common Stock of the Company outstanding as of July 19, 2010, which number represents the difference between 17,310,723 shares of Common Stock of the Company which were previously outstanding, as stated on the facing page of the Company’s Form 10-Q for the quarter ended March 31, 2010, less (a) 467,497 shares of  Common Stock of the Company that were transferred to the Company as partial consideration pursuant to the terms and conditions of an Asset Purchase Agreement between the Company and RCI Entertainment, Inc., and (b) 505,519 shares of Common Stock of the Company that were repurchased by the Company during the quarter ended June 30, 2010, each as described in the Company’s Form 8-K as filed with the SEC on July 19, 2010.

CUSIP No. 91821K101	Schedule 13D	Page 8 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Micheal Ocello
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

37,589*
8. SHARED VOTING POWER

158,000**
9. SOLE DISPOSITIVE POWER

37,589
10. SHARED DISPOSITIVE POWER

158,000**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,589***
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 1.2%****
14.	TYPE OF REPORTING PERSON (See Instructions)
IN

* This does not include 30,000 shares of Common Stock underlying options to purchase stock that are currently not exercisable within 60 days of the date hereof.

** Micheal Ocello, in his capacity as Managing Member of LTD Investment Group, LLC, has voting and dispositive power of these shares on behalf of LTD Investment Group, LLC.

*** Includes 158,000 shares owned by LTD Investment Group, LLC.  Mr. Ocello is the Managing Member of LTD Investment Group, LLC.

**** The denominator is based on 16,337,707 shares of Common Stock of the Company outstanding as of July 19, 2010, which number represents the difference between 17,310,723 shares of Common Stock of the Company which were previously outstanding, as stated on the facing page of the Company’s Form 10-Q for the quarter ended March 31, 2010, less (a) 467,497 shares of  Common Stock of the Company that were transferred to the Company as partial consideration pursuant to the terms and conditions of an Asset Purchase Agreement between the Company and RCI Entertainment, Inc., and (b) 505,519 shares of Common Stock of the Company that were repurchased by the Company during the quarter ended June 30, 2010, each as described in the Company’s Form 8-K as filed with the SEC on July 19, 2010.

CUSIP No. 91821K101	Schedule 13D	Page 9 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
LTD Investment Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

158,000**
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

158,000**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
158,000**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 1.0%***
14.	TYPE OF REPORTING PERSON (See Instructions)
OO*

* LTD Investment Group, LLC is a Missouri limited liability company.

** Micheal Ocello, in his capacity as Managing Member of LTD Investment Group, LLC, has voting and dispositive power of these shares on behalf of LTD Investment Group, LLC.

*** The denominator is based on 16,337,707 shares of Common Stock of the Company outstanding as of July 19, 2010, which number represents the difference between 17,310,723 shares of Common Stock of the Company which were previously outstanding, as stated on the facing page of the Company’s Form 10-Q for the quarter ended March 31, 2010, less (a) 467,497 shares of  Common Stock of the Company that were transferred to the Company as partial consideration pursuant to the terms and conditions of an Asset Purchase Agreement between the Company and RCI Entertainment, Inc., and (b) 505,519 shares of Common Stock of the Company that were repurchased by the Company during the quarter ended June 30, 2010, each as described in the Company’s Form 8-K as filed with the SEC on July 19, 2010.

CUSIP No. 91821K101	Schedule 13D	Page 10 of 16 Pages
1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Family Dog, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.0%
14.	TYPE OF REPORTING PERSON (See Instructions)
OO*

*           Family Dog, LLC is a Colorado limited liability company.

CUSIP No. 91821K101	Schedule 13D	Page 11 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
FD Acquisition Co.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.0%
14.	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. 91821K101	Schedule 13D	Page 12 of 16 Pages
INTRODUCTORY STATEMENT

This Amendment No. 10 to Schedule 13D (this “Amendment”) amends and supplements the items set forth below of Amendment No. 5 filed on November 18, 2009 (“Amendment No. 5”), Amendment No. 6 filed on December 7, 2009 (“Amendment No. 6”), Amendment No. 7 filed on December 15, 2009 (“Amendment No. 7”), Amendment No. 8 filed on February 18, 2010 (“Amendment No. 8”), and Amendment No. 9 filed on July 22, 2010 (“Amendment No. 9”) (collectively, the “Prior Schedule 13Ds”), by (i) Lowrie Management, LLLP (“Lowrie Management”), Lowrie Investment Management, Inc. (“Lowrie Investment”), and Troy Lowrie (collectively, the “Original Reporting Persons”); (ii) The Vali Lou Lowrie-Reed Trust, LTD Investment Group, LLC, Vali Lou Lowrie-Reed, Tom O’Hara, and Micheal Ocello (collectively, the “Rollover Reporting Persons”); (iii) Family Dog, LLC (“Parent”); and (iv) FD Acquisition Co. (“MergerSub” and, together with the Original Reporting Persons, the Rollover Reporting Persons and Parent, the “Reporting Persons”), relating to the common stock, par value $0.0001 per share (“Common Stock”) of VCG Holding Corp., a Colorado corporation (the “Company”).  This Amendment amends the information previously set forth in the Prior Schedule 13Ds in Items 3, 4, 6 and 7 below.  There are no material changes to the information provided in Items 1, 2 and 5 of the Prior Schedule 13Ds.

Originally, Lowrie Management filed with the Securities and Exchange Commission (the “SEC”) a statement on Schedule 13D on March 31, 2005 (the “First Schedule 13D”), as amended by Amendment No. 1 on April 10, 2006.  Troy Lowrie filed with the SEC a separate statement on Schedule 13D and Amendment No. 1 thereto on the same dates as Lowrie Management filed the First Schedule 13D and Amendment No. 1 thereto.  The Original Reporting Persons consolidated their Schedule 13D filings in Amendment No. 2 filed on November 14, 2007, as amended by Amendment No. 3 filed on September 29, 2009 by the Original Reporting Persons, and as further amended by Amendment No. 4 filed on November 3, 2009 by the Original Reporting Persons and the Rollover Reporting Persons.

Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in Amendment No. 5.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3, the last paragraph thereof, is hereby amended and restated as follows:

The information set forth in response to this Item 3 is qualified in its entirety by reference to Item 4, the Current Proposal, the Proposal Letter, the Merger, the Merger Consideration and the Extension Letter, each as defined in Item 4, and each of which is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

On November 3, 2009, Mr. Lowrie and Lowrie Management, on behalf of Parent, a then-unformed entity, presented to the board of directors of the Company (the “Board of Directors”) a proposal to acquire, subject to certain conditions, all of the outstanding shares of Common Stock of the Company (other than that held by the Reporting Persons) for $2.10 per share in a cash merger transaction (the “Original Proposal”).  Certain terms of the Original Proposal currently contemplated by the Reporting Persons are set forth in the letter to the Board of Directors (the “Original Proposal Letter”) and Summary of Proposed Transaction (the “Summary of Original Proposal”), each dated November 3, 2009.  In connection with the Original Proposal, Mr. Lowrie formed Parent and MergerSub on November 6, 2009 by filing articles of organization and articles of incorporation, respectively, with the Colorado Secretary of State.

            On November 3, 2009, the Company announced that the Board of Directors had formed a special committee solely of independent directors, as defined under the Nasdaq independence rules (the “Original Special Committee”), to consider the terms and conditions of the Original Proposal and to recommend to the Board of Directors whether to approve the Original Proposal.  The Original Special Committee shortly thereafter retained separate legal and financial advisors to assist and advise it in connection with the Original Proposal.

CUSIP No. 91821K101	Schedule 13D	Page 13 of 16 Pages
Pursuant to the Original Proposal Letter, Mr. Lowrie and Lowrie Management originally held the Original Proposal open until November 18, 2009.  To allow the Original Special Committee sufficient time to consider and review the Original Proposal, independently and with its legal and financial advisors, the Original Proposal was extended on November 17, 2009, December 4, 2009 and on December 14, 2009, the latter of which extended the Original Proposal until 5:00 p.m. M.S.T. on December 24, 2009.

On December 3, 2009, the Company, Parent, Mr. Lowrie and Lowrie Management executed a letter agreement (the “Standstill Agreement”).  The Standstill Agreement was filed as Exhibit 7.08 to Amendment No. 6 and incorporated herein by reference.

On December 16, 2009, the Original Special Committee met to review the Original Proposal, and following extensive discussion, the Original Special Committee determined that the terms of the Original Proposal were inadequate.  In addition, on December 16, 2009, the Original Special Committee informed its financial advisors to contact any parties that had either previously expressed an interest or might potentially be interested in pursuing a transaction with the Company.

On February 16, 2010, the Company, Rick’s Cabaret International, Inc., a Texas corporation (“RCI”), Troy Lowrie and Lowrie Management entered into a non-binding (except as to certain provisions, including exclusivity and confidentiality) letter of intent (the “RCI Letter of Intent”).  Pursuant to the RCI Letter of Intent, RCI agreed to acquire all of the outstanding shares of Common Stock of the Company and the Company would merge with and into a RCI or a newly formed wholly-owned subsidiary of RCI (the “RCI Merger”).

As a result of the RCI Letter of Intent and the RCI Merger, the Reporting Persons were no longer a “group” within the meaning of Section 13(d)(3) of the Exchange Act with the intent to acquire control of the Company.

However, the RCI Letter of Intent expired on March 31, 2010 and no merger agreement or other definitive documentation was entered into by the parties.  On April 30, 2010, the Company announced that it had dissolved the Original Special Committee.

On July 20, 2010, Troy Lowrie and Lowrie Management, on behalf of Parent, reaffirmed to the Board of Directors its willingness to pursue the terms of its Original Proposal, pursuant to which Parent would acquire, subject to certain conditions, all of the outstanding shares of Common Stock of the Company (other than shares of Common Stock held by the Company or the Reporting Persons) for $2.10 per share in a cash merger transaction (the “Current Proposal”).  Certain terms of the Current Proposal currently contemplated by the Reporting Persons are set forth in the letter to the Board of Directors (the “Proposal Letter”) and Summary of Proposed Transaction (the “Summary of Proposed Transaction”), each dated July 20, 2010.

On July 22, 2010, the Company announced that the Board of Directors had formed a special committee solely of independent directors, as defined under the Nasdaq independence rules, consisting of George Sawicki, David Levine and Carolyn Romero (the “Special Committee”), to consider the terms and conditions of the Current Proposal and to recommend to the Board of Directors whether to approve the Current Proposal.  The Special Committee shortly thereafter retained separate legal and financial advisors to assist and advice it in connection with the Current Proposal.

Pursuant to the Proposal Letter, the Current Proposal was held open until end of business on August 4, 2010.  To allow the Special Committee sufficient time to consider and review the Proposal, independently and with its legal and financial advisors, on August 4, 2010, Parent agreed, pursuant to a letter to the Special Committee (the “Extension Letter”), to extend the deadline for the Company to consider the Proposal until 7:00 p.m. M.S.T. on August 20, 2010.

CUSIP No. 91821K101	Schedule 13D	Page 14 of 16 Pages
As described in the Summary of Proposed Transaction, MergerSub would merge with and into the Company, with the Company as the surviving corporation (the “Merger”).  Prior to the Merger, the Reporting Persons would contribute all of the shares of Common Stock owned by them to Parent in exchange for Class A Membership Units in Parent.  Equity investors in Parent would receive Class B Membership Units in Parent and debt investors would receive a promissory note issued by Parent in consideration of their investment in Parent.  Certain terms of the Parent formation and its financing currently contemplated by the Reporting Persons are set forth in the Summary of Proposed Transaction.  In the Merger, the outstanding shares of Common Stock (other than those held by the Company and the Reporting Persons) would be converted into the right to receive a cash payment equal to $2.10 per share (the “Merger Consideration”).  Shares of Common Stock held by the Company or the Reporting Persons (other than the MergerSub) would be cancelled without any right to receive any cash payment.  Each share of Common Stock held by MergerSub would be converted into one share of Common Stock in the Company after the consummation of the Merger.  All outstanding employee stock options and warrants to purchase shares of Common Stock would be terminated and, if vested, converted into the right to receive in cash, for each share of Common Stock, subject to the employee stock option or warrant, the excess, if any, of the Merger Consideration over the exercise price of the employee stock option or warrant, without interest.

Following consummation of the Merger: (i) all shares of Common Stock would be delisted from the Nasdaq Global Market; (ii) the Reporting Persons intend to deregister all shares of Common Stock as authorized by the Exchange Act and the Company would cease to be a reporting company; (iii) the Reporting Persons expect that the Company would continue to operate its business as currently conducted; (iv) all members of the Board of Directors of the Company, other than Mr. Lowrie, would resign as directors, and all officers of the Company, other than Mr. Lowrie, would resign and Lowrie Investment, would be the sole manager of Parent, and Mr. Lowrie would be the sole officer and director of the Company.

The Current Proposal is subject to the approval of the Board of Directors and the Special Committee.  In addition, the Current Proposal shall not create any agreement, arrangement or understanding between any of the Reporting Persons or other parties with respect to the Company or Common Stock for purposes of any law, rule, regulation, agreement or otherwise, until such time as definitive documentation and any agreement, arrangement or understanding have been approved by the Board of Directors and the Special Committee and thereafter executed and delivered by the Company and all other appropriate parties.  The proposed Merger would also require the approval of the Company’s shareholders.  The Reporting Persons collectively beneficially own approximately 40.2% of the total outstanding votes of Common Stock entitled to vote on the Current Proposal as a single class and intend to vote for the Current Proposal.

The foregoing, the Proposal Letter and the Summary of Proposed Transaction are a summary of the Reporting Persons’ Current Proposal and should not be construed as an offer to purchase shares of Common Stock.  A proxy statement will be distributed to shareholders if and when definitive documentation is entered into by the Company and all other appropriate parties.  Shareholders should read the Company’s proxy statement and other relevant documents regarding the Current Proposal filed with the SEC when they become available because they will contain important information relevant to the decision to approve the Merger.  Shareholders will be able to receive these documents (when they become available), as well as other documents filed by the Reporting Persons or Parent or its affiliates with respect to the Current Proposal and the Merger, free of charge at the Commission’s web site, www.sec.gov.

Other than as set forth above, in the Proposal Letter and the Summary of Proposed Transaction, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.  However, if the Current Proposal is not consummated for any reason, the Reporting Persons intend to review continuously the Company’s business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase their ownership of Common Stock, approve an extraordinary corporate transaction with regard to the Company or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, except that the Reporting Persons currently have no intention of selling any shares of Common Stock.

The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.  The information set forth in response to this Item 4 is qualified in its entirety by reference to the Proposal Letter and the Summary of Proposed Transaction, which are incorporated herein by reference.

CUSIP No. 91821K101	Schedule 13D	Page 15 of 16 Pages
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 to the Schedule 13D is amended and restated in its entirety to read as follows:

Items 3 and 4 of this Schedule 13D are incorporated herein by reference.  The information set forth in response to this Item 6 is qualified in its entirety by reference to (i) the Original Proposal Letter, a copy of which was filed as Exhibit 7.02 to Amendment No. 4; (ii) the Summary of Original Proposal, a copy of which was filed as Exhibit 7.03 to Amendment No. 4; (iii) the Original Extension Letter, a copy of which was filed as Exhibit 7.05 to Amendment No. 5; (iv) the Second Extension Letter, a copy of which was filed as Exhibit 7.07 to Amendment No. 6; (v) the Standstill Agreement, a copy of which was filed as Exhibit 7.08 to Amendment No. 6, (vi) the Third Extension Letter, a copy of which was filed as Exhibit 7.09 to Amendment No. 7; (vii) the Termination of Joint Filing Agreement, a copy of which was filed as Exhibit 7.10 to Amendment No. 8; (viii) the Proposal Letter, dated July 20, 2010, a copy of which was filed as Exhibit 7.13 to Amendment No. 9; (ix) the Summary of Proposed Transaction, dated July 20, 2010, a copy of which was filed as Exhibit 7.14 to Amendment No. 9; and (x) the Extension Letter, a copy of which is filed hereto as Exhibit 7.15, all of which are incorporated herein by reference.

The Reporting Persons entered into a Joint Filing Agreement, dated July 20, 2010, a copy of which was filed as Exhibit 7.11 to Amendment No. 9, and incorporated herein by reference.  On July 20, 2010, the Reporting Persons appointed Mr. Lowrie as their Power of Attorney with respect to, among other things, statements filed on Schedule 13D, including any amendments thereto, pursuant to the Power of Attorney, a copy of which was filed as 7.12 to Amendment No. 9 and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit 7.02	Original Proposal Letter, dated as of November 3, 2009 (incorporated by reference to Exhibit 7.02 of Amendment No. 4)

Exhibit 7.03	Summary of Original Proposal, dated as of November 3, 2009 (incorporated by reference to Exhibit 7.03 of Amendment No. 4)

Exhibit 7.05	Original Extension Letter, dated as of November 17, 2009 (incorporated by reference to Exhibit 7.05 to Amendment No. 5)

Exhibit 7.07	Second Extension Letter, dated as of December 4, 2009 (incorporated by referenced to Exhibit 7.07 to Amendment No. 6)

Exhibit 7.08	Standstill Agreement, dated as of December 3, 2009 (incorporated by reference to Exhibit 7.08 to Amendment No. 6)

Exhibit 7.09	Third Extension Letter, dated as of December 14, 2009 (incorporated by reference to Exhibit 7.09 to Amendment No. 7)

Exhibit 7.10	Termination of Joint Filing Agreement, dated as of February 18, 2010 (incorporated by reference to Exhibit 7.10 to Amendment No. 8)

Exhibit 7.11
Joint Filing Agreement, dated as of July 20, 2010, by and among Lowrie Management, LLLP, Lowrie Investment Management, Inc., Troy Lowrie, The Vali Lou Lowrie-Reed Trust, Vali Lou Lowrie-Reed, Tom O’Hara, Micheal Ocello and LTD Investment Group, LLC (incorporated by reference to Exhibit 7.11 to Amendment No. 9)

Exhibit 7.12
Power of Attorney, dated as of July 20, 2010, executed by The Vali Lou Lowrie-Reed Trust, Vali Lou Lowrie-Reed, Tom O’Hara, Micheal Ocello and LTD Investment Group, LLC (incorporated by reference to Exhibit 7.12 to Amendment No. 9)

Exhibit 7.13	Proposal Letter, dated as of July 20, 2010 (incorporated by reference to Exhibit 7.13 to Amendment No. 9)

Exhibit 7.14	Summary of Proposed Transaction dated as of July 20, 2010 (incorporated by reference to Exhibit 7.14 to Amendment No. 9)

Exhibit 7.15	Extension Letter, dated August 4, 2010

CUSIP No. 91821K101	Schedule 13D	Page 16 of 16 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Lowrie Management, LLLP

Date:	August 6, 2010	/s/ Troy Lowrie
Troy Lowrie, President of Lowrie Investment Management, Inc., the General Partner of Lowrie Management, LLLP

Lowrie Investment Management, Inc.

Date:	August 6, 2010	/s/ Troy Lowrie
Troy Lowrie, President

Date:	August 6, 2010	/s/ Troy Lowrie
Troy Lowrie

Date:	August 6, 2010	*
Vali Lou Lowrie-Reed

The Vali Lou Lowrie-Reed Trust

Date:	August 6, 2010	*
Vali Lou Lowrie-Reed, Trustee

Date:	August 6, 2010	*
Tom O’Hara

Date:	August 6, 2010	*
Micheal Ocello

LTD Investment Group, LLC

Date:	August 6, 2010	*
Micheal Ocello, Managing Member

Family Dog, LLC

Date:	August 6, 2010	/s/ Troy Lowrie
Troy Lowrie, President

FD Acquisition Co.

Date:	August 6, 2010	/s/ Troy Lowrie
Troy Lowrie, President

*                 Troy Lowrie, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.

Date:	August 6, 2010	/s/ Troy Lowrie
Troy Lowrie